UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-32162 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fairport Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9141 E. Hidden Spur Trail
(No. and Street)

| Scottsdale | AZ | 85255 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Patrick A. Conway | 480-247-6874 | pconway@the fairportgroup.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

| 2954 Goehmann Lane | Fredericksburg | TX | 78624 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 03/19/2019 | 6543 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fairport Capital, Inc., as of 3/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BRITTANY BOS
Notary Public - Arizona
Maricopa Co. / #659292
Expires 11/15/2027

Signature: [signature]

Title:
President

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to ~~consolidated~~ financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Fairport Capital, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

March 31, 2024

# Table of Contents



**Tuttle & Bond, PLLC**
Certified Public Accountants

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Fairport Capital, Inc.

<u>**Opinion on The Financial Statements**</u>

We have audited the accompanying statement of financial condition of Fairport Capital, Inc. (the "Company") as of March 31, 2024, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

<u>**Report on Supplementary Information**</u>

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Tuttle & Bond, PLLC*

Fredericksburg, Texas
June 20, 2024

We have served as the auditor for Fairport Capital, Inc. since 2019.



Fairport Capital, Inc.
Financial Statements
Statement of Financial Condition
For the year ended March 31, 2024

|  | Mar 31, 24 |
|---|---|
| **Assets** | |
| Cash and equivalents | $ 180,846 |
| Commissions receivable | 30,149 |
| Total current assets | $ 210,995 |
| | |
| Property and equipment | |
| Office equipment | 2,855.65 |
| Accumulated Depreciation | (2,855.65) |
| Net property and equipment | $ - |
| | |
| Total assets | $ 210,995 |
| | |
| **Liabilities & shareholder's equity** | |
| Liabilities (all current) | |
| Accounts Payable | 120,756 |
| Accrued liabilities | 10,823 |
| Income taxes payable | 608 |
| Total liabilities | $ 132,187 |
| Equity | |
| Common stock - authorized 5,000 shares no par value | |
| Issued and outstanding 2,000 shares | 43,950 |
| Treasury stock - at cost | (14,180) |
| Retained Earnings | 46,370 |
| Net Income | 2,669 |
| Total Equity | $ 78,809 |
| TOTAL LIABILITIES & EQUITY | $ 210,995 |

The accompanying notes are an integral part of these financial statements.

# Fairport Capital, Inc.
## Statement of Operations
### For the year ended March 31, 2024

|  |  | Apr '23 - Mar 24 |
|---|---|---:|
| **Revenues** | | |
| Commissions | | |
| Funds | $ | 203,878 |
| Insurance | | 91,320 |
| 12B-1 | | 34,562 |
| Trails | | 71,169 |
| Total revenues | $ | 400,929 |
| | | |
| **Operating expense** | | |
| Auto | | 9,466 |
| Bank | | 296 |
| Commissions | | 324,882 |
| Consulting | | 7,449 |
| Client Development | | 9,192 |
| Dues & subscriptions | | 255 |
| Insurance | | 1,763 |
| Medical benefit plan | | 4,502 |
| Professional fees | | 12,980 |
| Office supplies | | 1,085 |
| Rent | | 13,956 |
| Regulatory | | 12,410 |
| Taxes | | 475 |
| Telephone | | 5,895 |
| Travel | | 6,079 |
| Total operating expense | $ | 410,685 |
| | | |
| Net Ordinary Income | $ | (9,756) |
| | | |
| **Other income (expense)** | | |
| Interest income | | 544 |
| Reimbursements | | 5,180 |
| Total other income (expense) | $ | 5,724 |
| | | |
| Net income before tax | $ | (4,032) |
| | | |
| **Tax expense** | | |
| Current federal tax provision | | (5,014) |
| Current state tax provision | | (1,687) |
| Total tax provision | $ | (6,701) |
| | | |
| Net other income (expense) | $ | 6,701 |
| | | |
| Net income | $ | 2,669 |

The accompanying notes are an integral part of these financial statements.

Fairport Capital, Inc.
Statement of Cash Flow
For the year ended March 31, 2024

| | | Apr '23 - Mar 24 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net Income | $ | 2,669 |
| Adjustments to Reconcile net income to net cash provided by (used by) operating | | |
| Commission receivable | | (20,318) |
| Accounts Payable | | 39,982 |
| Accrued Expenses | | (22,080) |
| Net Cash provided by operating activities | $ | 253 |
| Cash flows from investing activities: | | - |
| Net Cash provided (used) by investing activities | $ | - |
| Cash flows from financing activities: | | - |
| Net Cash provided (used) by financing activities | $ | - |
| Net increase in cash | $ | 253 |
| Cash at beginning of year | $ | 180,593 |
| Cash at end of year | $ | 180,846 |
| Cash paid during year for: | | |
| Income taxes - federal | | - |
| Income taxes - state | $ | 475 |
| Interest | | - |

The accompanying notes are an integral part of these financial statements.

**Fairport Capital, Inc.**
**Statement of Changes in Ownership Equity**
**For the year ended March 31, 2024**

| | | Common Shares | Common Stock | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| Balances at | April 1, 2023 | 2000 | $ 43,950 | $ (14,180) | $ 46,370 | $ 76,140 |
| Net Income | | | | | 2,669 | $ 2,669 |
| Balances at | March 31, 2024 | 2000 | $ 43,950 | $ (14,180) | $ 49,039 | $ 78,809 |

The accompanying notes are an integral part of these financial statements.

**Fairport Capital, Inc.**
**Footnotes to Financial Statements**
**For the year ended March 31, 2024**
(See Report of Independent Registered Public Accounting Firm)

**NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS**

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984, in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers and amended its membership agreement with FINRA on October 26, 2020; the Company will not claim a statutory exemptive provision related to Rule 15c3-3 under paragraph (k)(2)(i), but shall rely on footnote 74 of SEC Release 34-70073.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Basis of accounting** - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

**Cash and equivalents** - For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Revenue recognition** - The Company adheres to the guidance under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives revenue from the sale of shares, which are sold via application ("subscription-way") or subsequently via direct deposit by a customer into their account. Subscription agreements are included within the fund prospectus and establish the commissions paid by the customer. The Company's obligation is to broker the sale and, in instances when the Company receives a check from the customer for the purchase of shares, to forward the customer's check to the fund's sponsor ("sponsor"), at which time the Company has met its performance obligation and therefore recognizes revenue. Customers may make investments directly with the Sponsor, in which case the Company has no performance obligation and recognizes revenue when notified by the Sponsor of the transaction, amount, and date. The Company sells insurance products and fixed and variable annuities, among other retail type securities products. The Company believes that its performance obligation is the sale of the insurance policies or securities products to the insured or investors and as such is filled on the date the insurance policy is executed or trade date of the securities product. For 12b-1 fees due the Company, fees are calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time 12b-1 service fee revenue is recognized. Disaggregation of revenue can be found on statement of operations for the year ended March 31, 2024.

**Use of accounting estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

**Commissions receivable** - Commissions receivable is carried at cost. No allowance for uncollectable accounts is required at March 31, 2024 as management does not believe it is exposed to any risk of loss based upon its historical experience. Contract assets are $30,149, while contract liabilities are $18,256.

**Property and equipment** - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

**Advertising-** The Company's policy is to expense advertising as incurred.

**Income taxes** - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes, if any. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company's tax returns remain open to examination by regulatory authorities from March 31, 2021, to present.

**Medical Reimbursement Plan** - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental, and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

**Officer's Salaries** - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

## NOTE 3- RELATED PARTY TRANSACTIONS

Included in accounts payable is $102,500 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection to be certain the Company has sufficient operating capital.

## NOTE 4 - INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income

and expense for tax and financial reporting purposes, using current tax rates. An entry was made in the current year to reconcile with the Company's federal tax return. The Company had no net deferred tax assets or liabilities as of March 31, 2024. Management has taken the position that it does not believe it has any uncertain tax positions and book and tax differences have been reconciled, resulting in the removal of deferred tax liabilities. All tax liabilities are current.

The components of income tax expense related to continuing operations at March 31, 2024 are as follows:

| Components of Income Tax Expense Related to Operations at March 31, 2024 | |
|---|---|
| Federal | |
| Current provision (benefit) | $ 133 |
| Deferred provision (benefit) | (5,014) |
| State | |
| Current provision | 475 |
| Deferred provision (benefit) | (1,687) |
| Total | $ (6,093) |

## NOTE 5-CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities, and mutual funds.

## NOTE 6-COMMITMENTS & CONTINGENCIES

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

## NOTE 7-NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-I), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2024, the Company had net capital of $77,601 which was $68,788 in excess of its required net capital, which is the greater of $5,000 or 6 2/3% of aggregate indebtedness, or $8,813, adjusted for allowable commission payable add backs. The Company's ratio of aggregate indebtedness to net capital was 1.7:1.

## NOTE 8-SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2024, through the date these financial statements were available to be issued.

## Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended March 31, 2024

## Fairport Capital, Inc.
## Supplementary Computations
## Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
## As of and for the year ended March 31, 2024

### Computation of Net Capital

| | | |
|---|---|---|
| Total Stockholder's Equity | $ | 78,809 |
| Allowable Subordinated Loans | | - |
| Non-Allowable Assets | | 1,207 |
| Haircuts on Securities Positions | | |
|        Securities Haircuts | | - |
|        Undue Concentration Charges | | - |
| Net Allowable Capital | $ | 77,601 |

### Computation of Net Capital Requirement

| | | |
|---|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ | 8,813 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | $ | 5,000 |
| Net Capital Requirement | $ | 8,813 |
| Excess Net Capital | $ | 68,788 |

### Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 132,187 |
| Percentage of Aggregate Indebtedness to Net Capital | | 170.34% |

### Computation of Reconciliation of Net Capital

| | | |
|---|---|---|
| Net Capital Computed and Reported on FOCUS IIA as of March 31, 2024 | $ | 78,406 |
| Adjustments | | |
| Increase (Decrease) in Equity | | 403 |
| Increase (Decrease) in Subordinated Loans | | - |
| (Increase) Decrease in Non-Allowable Assets | | (1,207) |
| (Increase) Decrease in Securities Haircuts | | - |
| (Increase) Decrease in Undue Concentration Charges | | - |
| Net Capital per Audit | $ | 77,601 |
| Reconciled Difference | $ | - |

Fairport Capital, Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended March 31, 2024

## Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2024, the Company had net capital of $77,601 which was $68,788 in excess of its required net capital of $8,813. The Company's ratio of aggregate indebtedness to net capital was 170.34%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

## Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company operating pursuant footnote 74 of SEC Release 34-70073.

## Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from Securities Investor Protection Corporation (SIPC) membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

Fairport Capital, Inc.

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended March 31, 2024



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended March 31, 2024

Report of Independent Registered Public Accounting
Firm Exemption Review Report

Patrick Conway
Fairport Capital, Inc.
14538 N. Frank Lloyd Wright Blvd.,
Suite B-14
Scottsdale, AZ 85260

Dear Mr. Conway:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Fairport Capital, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, but instead relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. Fairport Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairport Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PLLC

Fredericksburg, Texas
June 20, 2024

Fairport Capital, Inc.
Exemption Report
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended March 31, 2024

**Fairport Capital, Inc.**
**9141 E. Hidden Spur Trail**
**Scottsdale, AZ 85255**

Fairport Capital, Inc.'s Exemption Report

To: Tuttle & Bond PLLC

Re: 17 C.F.R. § 240.15c3-3(k)

Fairport Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.  The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2.  The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and/or participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, April 01, 2023 through March 31, 2024, without exception.

Fairport Capital, Inc.

I, Patrick A. Conway, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.



President